InterOil Announces Results of Annual Shareholders' Meeting and Spending Approvals

HOUSTON and SINGAPORE, June 21, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) is pleased to announce that at its annual meeting of shareholders held on June 21, 2011 all matters put before shareholders at the meeting were approved, including the election of Phil Mulacek, Christian Vinson, Roger Grundy, Gaylen Byker, Roger Lewis and Ford Nicholson as directors.

Additionally, InterOil announces that it has received approval from its board of directors to make certain capital expenditures on critical infrastructure ahead of Final Investment Decision (FID) on its Gulf LNG Project (described in the annual general meeting presentation posted on the InterOil website today) in order to preserve the proposed 2014 start-up date.

In order to take advantage of attractive market prices for steel, the Board has authorized ordering up to $100 million of condensate and processed gas line pipe, infrastructure and other long lead items required for the project.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular progress on the proposed Gulf LNG Project and the condensate stripping project, the expected price of steel, the ordering of certain infrastructure, the construction and development of the proposed LNG plant and condensate stripping plant, the proposed LNG plant, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, and the ability to develop and monetize our resources and production through development and exploration activities. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that the LNG plant will be developed or be developed as contemplated, or that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.